UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 48194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dempsey Financial Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2951 Piedmont Road, Suite 200
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
S. Kay Dempsey **(404) 266-8761**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd, Bldg 2, Suite 1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __S. Kay Dempsey__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Dempsey Financial Network, Inc.__ , as

of __December 31__ , 2019, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature
President / CEO
Title



Notary Public



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

DEMPSEY FINANCIAL NETWORK, INC.

Financial Statements
For the Year Ended
December 31, 2019
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Dempsey Financial Network, Inc.

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition Dempsey Financial Network, Inc. (the "Company") as of December 31, 2019, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of the internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

February 20, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	237,712
Commissions Receivable		3,281
Prepaid expenses		28,356
Property and equipment, net of accumulated depreciation of $19,572		-
Total Assets	$	269,349

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Reserve for Chargebacks		50,000
TOTAL LIABILITIES		50,000
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 100,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		499,488
Accumulated deficit		(281,139)
Total Stockholder's Equity		219,349
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	269,349

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business</u>: The Company is a registered broker-dealer organized under the laws of the state of Georgia that began business in 1995. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company provides market support and product placement services on behalf of certain insurance carriers that issue variable securities products. The Company is a "sub-wholesaler" for issuers of variable life and variable annuity products.

<u>Cash</u>: The Company maintains its bank balances at a high credit quality financial institution. The balances at times may exceed federally insured limits.

<u>Income Taxes</u>: The Company has elected to be taxed as an S corporation. Therefore, the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

<u>Estimates</u>: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Date of Management's Review</u> – Subsequent events were evaluated through the date the financial statements were issued.

<u>Revenue Recognition</u> – The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606. The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

) Identification of the contract with the customer;
) Identification of the performance obligation(s) under the contract;
) Determination of transaction price;

Revenue Recognition (continued)

) Allocation of the transaction price to the identified performance obligation(s);
) Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission revenue upon issuance or renewal of an insurance policy as this satisfies the only performance obligation identified in accordance with this standard.

Reserve for Chargebacks – Certain policies sold by the Company are subject to chargeback/refund for a period of time in the event that the policyholder elects to cancel or reduce coverage. The Company has evaluated its exposure to chargebacks and provided a reserve on the accompanying Statement of Financial Condition.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $187,712, which was $182,712 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .27 to 1.0.

NOTE C – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related company owned by the Company's stockholder. The related company provides the Company with administrative staff, office space and related operating expenses in exchange for fees. The office facilities occupied by the related company that are shared with the Company are leased from the common stockholder. Fees are payable monthly in amounts sufficient to cover costs incurred by the related party considered allocable to the Company. Amounts paid under the agreement for 2019 were approximately $80,765.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – CONCENTRATIONS

Most of the Company's revenues are earned from brokers who are introduced to the Company by a related party, which is an insurance agency (See Note C).

Approximately 97% of commission revenue earned during 2019 was through one insurance carrier.

NOTE E - CONTINGENCIES

The Company is exposed to litigation in the normal course of business. There is no litigation in progress at December 31, 2019.